UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026 (Report No. 3).

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Press Release

On June 18, 2026, IM Cannabis Corp. (the “Company”) issued a press release titled: “IM Cannabis Corp. Enters into Letter of Intent to Sell its European Activities, Expects to Significantly Reduce Debt by CAD$10.5 million”. A copy of this press release is furnished herewith as Exhibit 99.1

The press release attached hereto as Exhibit 99.1 is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-296637, 333-293236, 333-289571 and 333-288346) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release dated June 18, 2026, titled “IM Cannabis Corp. Enters into Letter of Intent to Sell its European Activities, Expects to Significantly Reduce Debt by CAD$10.5 million”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date: June 18, 2026	By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director